August 31, 2007
Via EDGAR
Mr. John W. Madison
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Teton Energy Corporation Registration Statement on Form S-3 Filed August 6, 2007 File No. 333-145164
Dear Mr. Madison:
               We are counsel to Teton Energy Corporation (the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated August 24, 2007, relating to the above-captioned registration statement. Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing and will be provided to the SEC on or about Tuesday, September 4, 2007. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.
General
1.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

The total dollar value of the securities underlying the convertible notes is $8,640,000. This dollar value is based upon 1,800,000 shares of common stock at $4.80 per share, which was the closing price of the Company’s common stock on May 17, 2007.

2.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide

Securities and Exchange Commission
August 31, 2007

footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes, and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes.

The requested tabular disclosure is attached hereto as Exhibit A.

3.	If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional disclosure as appropriate.

Following is the disclosure we will be adding to the prospectus in the section entitled “Offering,” at the end of the first paragraph:

“This conversion price may be adjusted in the event of any stock dividend, stock split, stock combination, reclassification or similar transaction. The conversion price may also be adjusted in the event that we offer, sell or issue shares of our Common Stock, or securities entitling any person to acquire shares of our Common Stock, at any time while the Notes are outstanding, at an affective price per share which is less than the then-effective conversion price of the Notes; except that the conversion price of the Notes may not be adjusted under this provision to less than $5.00 per share (as adjusted for a stock dividend, stock split, stock combination, reclassification or similar transaction), unless we obtain shareholder approval.”

4.	With respect to any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any such other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:
•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
—	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

—	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

Securities and Exchange Commission
August 31, 2007

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.
The requested tabular disclosure is attached hereto as Exhibit B.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to Comment Four.
Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to Comment Two divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.
The requested tabular disclosure is attached hereto as Exhibit C.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
•	the date of the transaction;

Securities and Exchange Commission
August 31, 2007

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming MI issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
There have been no prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), therefore we believe that no tabular disclosure is necessary.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•	the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements; the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
The requested tabular disclosure is attached hereto as Exhibit D.

Securities and Exchange Commission
August 31, 2007

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether — based on information obtained from the selling stockholders — any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:
—	the date on which each such selling stockholder entered into that short position; and

—	the relationship on the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).
Prior to the Company’s decision to conduct the May 17, 2007 private placement of securities, the Company had intended to follow up this offering with a subsequent offering of convertible preferred stock to retire the notes. During the course of the offering the Company determined that it would be better able to meet its future liquidity needs (including the need to repay the notes if not converted) by monetizing all or a portion of one of its assets, which decision was disclosed in its Form 10-Q for the period ended March 31, 2007, as filed on May 15, 2007. The partial sale of one of its assets is ongoing and is anticipated to be completed before the end of the third quarter. Based on the foregoing, we believe that the Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities.

Based on information obtained from the selling stockholders, the Company has determined that none of the selling stockholders has an existing short position in the Company’s common stock.

9.	Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

Securities and Exchange Commission
August 31, 2007

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

There were no relationships or arrangements between the Company and the selling stockholders within the three years prior to the date of the Registration Statement therefore no disclosure in this regard is necessary. However, we will amend the Selling Stockholder section to include a description of Commonwealth Associates, LP’s relationship with the Company as its placement agent and financial advisor.

In addition, any future relationships or arrangements between the Company and the selling stockholders are detailed in (i) the Placement Agent Agreement, dated May 11, 2007, which was filed as Exhibit 10.3 to the Company’s Form 10Q for the quarter ended June 30, 2007, which was filed with the SEC on August 14, 2007 (the “Second Quarter 10Q”); (ii) the Placement Agency Agreement, dated July 19, 2007, with was filed as Exhibit 10.4 to the Second Quarter 10Q, both of which are incorporated by reference herein; and (iii) the form of subscription agreement, which will be filed with Amendment No. 1 to the Registration Statement.

10.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

We have revised the number of shares listed in the “Selling Stockholders” section of the prospectus so that it is consistent with the number of shares listed in the fee table. Accordingly, we do not believe that it is necessary for us to provide a description of the method by which we determined the number of shares we seek to register in connection with this Registration Statement.

11.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

We respectfully believe that such information is not required to be disclosed in the prospectus, therefore, we are not providing any disclosure in this regard.

12.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. If any are affiliates of broker-dealers, tell us whether they purchased the securities in the ordinary course of business and at the time of purchase, had any agreements or understandings, directly or indirectly, with any party to distribute the securities. We may have further comments.

Securities and Exchange Commission
August 31, 2007

Pursuant to your request, we will add disclosure to the Selling Stockholders section of the Registration Statement indicating whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.

13.	We note that you disclosed the May 17, 2007 transaction on a Form 8-K filed May 22, 2007 under Item 7.01. Please amend your Form 8-K to provide the information required by Item 3.02 of Form 8-K, including the information required by Item 701(d) of Regulation S-K.

Pursuant to your request, we have amended our Form 8-K filed May 22, 2007 to include the information required by Item 3.02 of Form 8-K. We filed such amended 8-K on August 31, 2007.

14.	We note that you attempted to withdraw a prospectus supplement filed with us on July 17, 2007 by filing a Form AW on August 6, 2007. A Form AW does not withdraw a prospectus supplement. With a view toward disclosure in the prospectus, please provide us with your analysis as to how you complied with Section 5 with respect to the attempted registration of common stock sold in a private placement on May 17, 2007, which date is subsequent to the filing of the registration statement on March 15, 2007. In this regard, expand the risk factor on page 13 as appropriate. We may have further comments.

Pursuant to our conversation with Mr. Madison on August 27, 2007, we are no longer required to provide an analysis as to how we complied with Section 5 with respect to the attempted registration of common stock sold in a private placement on May 17, 2007. However, the Amendment will contain an amended risk factor, which has been expanded pursuant to the Staff’s suggestions.

A copy of such amended risk factor is set forth below for your convenience:

“We may be subject to certain claims by the holders of some of our securities.

We initially registered an “off-the-shelf” offering by the selling stockholders named in this prospectus of the shares of Common Stock underlying the Notes and Warrants by way of a prospectus supplement to an earlier registration statement on Form S-3. We now believe that, based on further correspondence with the SEC, such “off-the-shelf” offering was not an approved use of our existing Form S-3 registration statement for that particular financing. Accordingly, we filed the current registration statement on Form S-3 to register these shares. Since the holders of the Notes and Warrants believed that their shares underlying such securities would be immediately freely tradeable, such holders may request rescission of their investment, and we may be subject to certain claims, including for breach of representations and warranties, by the holders of the Notes and Warrants, which, if not resolved in our favor, could have a material adverse impact on our financial condition.”

15.	Please update your disclosure to the latest practicable date. For example, revise the first risk factor to include information as of the most recently ended period.

Securities and Exchange Commission
August 31, 2007

We will update our disclosure to be as of August 29, 2007.
Special Note Regarding Forward-Looking Statements, page ii
Tax Considerations, page ii
16.	Please move these sections to a part of the prospectus not subject to Rule 421(d).

We will move these sections to appear right after the Risk Factors section, which section is not subject to Rule 421(d).
Incorporation by Reference, page 20
17.	We note that you are incorporating your description of Common Stock by reference to your Form S-8 (Registration No. 333-112229) and your Form S-3 (Registration No. 333-129038). However, Item 12(a)(3) of Form S-3 requires the description of Common Stock to come from the appropriate Exchange Act registration statement. Please revise.

Pursuant to your request, we will revise this section to incorporate the description of our Common Stock from an Exchange Act registration statement.
Signatures, page II-3
18.	Your Form S-3 must be signed by your “Principal Accounting Officer.” Please revise your signature page to include such title under the responsible individual.

Pursuant to your request, we have revised our signature page to include the signature of our Principal Accounting Officer, William P. Brand.

We trust that the foregoing is responsive to the Staff’s comments.
Very truly yours,
/s/ David Danovitch
David Danovitch
cc: Karl F. Arleth

EXHIBIT A
The net proceeds to the issuer from the sale of the convertible notes was $8,289,609.00, after payment of placement agent fees and expenses to Commonwealth, attorneys’ fees for Commonwealth and the issuer, escrow services fees, and additional listing application fees to the American Stock Exchange.

	Payments made by the
	issuer to the selling
	stockholder as of	Payments still due to the
Selling Stockholder	August 29, 2007 (3)	Selling Stockholders(4)	Total
Note holder:
Mike McCoy(1)	$4,088.89	$28,444.44	$32,533.33
HSP Multiple Strategy Fund, LLC(1)	$10,222.22	$71,111.11	$81,333.33
E&M RP Trust(1)	$2,044.44	$14,222.22	$16,266.67
Savant Resources LLC(1)	$10,222.22	$71,111.11	$81,333.33
Tahoe Partnership I(1)	$2,044.44	$14,222.22	$16,266.67
Shea Diversified Investments, Inc. (1)	$10,222.22	$71,111.11	$81,333.33
MicroCapital Fund, LP(1)	$14,311.11	$99,555.56	$113,866.67
MicroCapital Fund, Ltd. (1)	$6,133.33	$42,666.67	$48,800.00
Siam Partners II, LP(1)	$2,044.44	$14,222.22	$16,266.67
Dolphin Offshore Partners, LP(1)	$30,666.67	$213,333.33	$244,000.00

TOTAL TO NOTE HOLDERS:	$92,000.00	$640,000.00	$732,000.00

Placement Agent:
Commonwealth Associates, L.P. (2)	$540,000.00	$0.00	$540,000.00

TOTAL TO PLACEMENT AGENT:	$540,000.00	$0.00	$540,000.00

Total possible payments to all selling stockholders in the first year following the sale of the convertible Notes:	$632,000.00	$640,000.00	$1,272,000.00

(1)	Amounts shown reflect interest at a rate of 8% per annum paid and payable to the Note holder in connection with the total amount of Notes purchased by each such selling stockholder.

(2)	Amount shown reflects placement agent compensation of $450,000, at a rate of 5% of the total amount of Notes purchased (i.e., $9,000,000), plus fees and expenses.

(3)	With the exception of Commonwealth Associates, L.P., amounts shown in this column reflect payments made to the Note holders in cash on July 1, 2007. Commonwealth was paid its placement agent compensation on the date of closing of the sale of the Notes, May 17, 2007.

(4)	With the exception of Commonwealth Associates, L.P., amounts shown in this column reflect the interest payments due to the Note holders, payable on each of October 1, 2007, January 1, 2008, April 1, 2008, and May 16, 2008. These amounts may be paid in shares of the issuer’s common stock at a conversion price of the Variable Weighted Average Price (as such term is defined in the Notes) on the interest payment date. The issuer has not yet determined whether any interest payments will be paid in shares of its common stock.

EXHIBIT B
Table of Possible Profit to be Realized by Selling Stockholders or Affiliates of Selling
Stockholders as a Result of any Conversion Discounts for Securities Underlying any such other
Warrants, Options, Notes or Other Securities of the Issuer (the “Other Securities”)

					Total possible
	Market price per				shares to be
	share	Conversion/			received and	Total possible
	of	exercise price per	Total possible		combined conversion	discount to market
	underlying	share	shares	Combined market	price of total	price as of the
	securities	as of date of sale	to be received	price of total	number of shares	date of
	on date of sale of	of the Other	under the particular	number of	underlying the	sale of the
Name	Other Securities	Securities	securities	underlying shares	Other Securities	Other Securities
Shea Diversified Investments, Inc.	$4.50	$6.06	69,307	$311,881.50	$420,000.42	$108,118.92
Commonwealth Associates, LP	$4.50	$6.06	19,088	$85,896.00	$115,673.28	$29,777.28
Bonnie Giusto	$4.50	$6.06	193	$868.50	$1,169.58	$301.08
Robert A. O’Sullivan	$4.50	$6.06	14,982	$67,419.00	$90,790.92	$23,371.92
Joseph Pallotta	$4.50	$6.06	2,950	$13,275.00	$17,877.00	$4,602.00
Michael S. Falk	$4.50	$6.06	1,350	$6,075.00	$8,181.00	$2,106.00

TOTAL			107,870	$485,415	$653,692.00	$168,277.20

EXHIBIT C

Gross proceeds paid or payable to the issuer in the convertible note transaction	$9,000,000

All payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two in Exhibit A:	$1,272,000

Resulting net proceeds to the issuer:	$7,728,000

Combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to Comment Four in Exhibit B:	$168,277.20

Percentage of the total amount of all possible payments as disclosed in response to Comment Two on Exhibit A, divided by the net proceeds to the issuer from the sale of the convertible notes:	16.46%

The interest payments on the convertible notes are due quarterly, therefore, the percentage averaged over the term of the convertible notes is:	4.12% on October 1, 2007

8.23% on January 1, 2008

12.35% on April 1, 2008

16.46% on May 16, 2008

EXHIBIT D

Number of shares of common stock outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders:	15,306,860

Number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements:	0

Number of shares registered for resale in prior registration statements by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders:
N/A

Number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders:	N/A

Number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction:	5,760,000